

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2017

Stephen Ghiglieri
Interim Chief Executive Officer &Chief Financial Officer
Galena Biopharma, Inc.
200 Crow Canyon Place
Suite 380
San Ramon, CA 94583

  Re: Galena Biopharma, Inc.
    Amendment No. 2 to Registration Statement on Form S-4
    Filed November 6, 2017
    File No. 333-220592

Dear Mr. Ghiglieri:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

S-4/A filed on 11/6/17

Exhibit 5.1 Legal Opinion, page II-6

1. We note you have assumed the authority, legal right and power of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents. It is not appropriate to assume that officers have the legal authority to sign the identified documents as this is a conclusion of law which is a necessary requirement of the legality opinion. Please file a legal opinion that does not assume the officers have the authority sign the identified documents.

Stephen Ghiglieri
Galena Biopharma, Inc.
November 6, 2017
Page 2

2.   Additionally, we note that in rendering your opinion, you limited your review to the documents identified without stating whether you reviewed all documents you deemed necessary for the purposes of providing your opinion. Please file a legal opinion that clarifies that you reviewed all documents you considered necessary for the purpose of rendering your opinion.

        You may contact Vanessa Robertson at (202) 551-3649 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any other questions.

                                                            Division of Corporation Finance
                                                            Office of Healthcare & Insurance

cc: Keith D. Pisani, Esq.